82-34683

Rule 12g3-2(b) File No. ~~82-5190~~

03 DEC -2 AM 7:21

unaxis

making IT possible

SUPPL

Media release

Unaxis Displays negotiating orders for flat-panel-display production systems

Pfäffikon SZ, November 28, 2003 – Unaxis Displays is presently negotiating with leading Asian display manufacturers with regard to major orders for the delivery of flat-panel-display production systems based on PECVD (plasma enhanced chemical vapor deposition) technology. To date, however, no contracts related to these negotiations have been signed.

This media release is being issued in response to a growing number of inquiries on the part of investors and the media.

dlw 12/4

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 02
Fax +41 58 360 98 02
E-mail media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components and services for select growth segments of the information technology market as well as for sophisticated industrial applications. Unaxis' commercial activities are conducted via its three business segments: Information Technology (production systems for semiconductors, flat-panel displays and data storage devices, as well as optical components); Surface Technology (protective coatings for precision tools and components); and Components and Special Systems (vacuum technology and aerospace technology). Unaxis currently employs approximately 6,500 individuals and, in its 2002 financial year, achieved sales of CHF 1.426 billion on a comparable basis. The company, headquartered in Pfäffikon, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development and production in Europe, Asia and the USA, as well as 90 subsidiaries in 25 countries.